EXHIBIT 99.2

For Immediate Release 20-5-TR	Date:	January 21, 2020

Teck Named to 2020 Bloomberg Gender-Equality Index

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) has been named to the 2020 Bloomberg Gender-Equality Index (GEI) for the third straight year.

“Gender equality is a critical part of our commitment to inclusion and diversity, and contributes to a stronger workforce and a better company,” said Don Lindsay, President and CEO. “We are proud to once again be named to the Bloomberg Gender-Equality Index and we are committed to continuing to take action to build inclusion and diversity across Teck.”

The GEI recognizes companies committed to advancing women in the workplace globally. Teck was included in this year’s index for scoring at or above a global threshold established by Bloomberg to reflect a high level of disclosure and overall performance across the framework’s five pillars: female leadership and talent pipeline, equal pay and gender pay parity, inclusive culture, sexual harassment policies, and pro-women brand. More information on the index can be found here: https://www.bloomberg.com/gei/.

Teck has also been named as one of Canada’s Top 100 Employers by Mediacorp Canada’s Top Employers program for the past three years, which recognizes companies for exceptional human resources programs and forward-thinking workplace policies.

Click here  to learn more about Teck’s approach to inclusion and diversity.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Teck Media Contact:
Chris Stannell
Public Relations Manager
604.699.4368
chris.stannell@teck.com

Teck Investor Contact:
Fraser Phillips
Senior Vice President, Investor Relations and Strategic Analysis
604.699.4621
fraser.phillips@teck.com